Offering Statement for Clean Bite, LLC

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Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Clean Bite, LLC

Eligibility

2. **The following are true for Clean Bite, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

John Gallagher

John H. Gallagher, Jr. is the Founder and Managing Director of Clean Bite, LLC (CB) which was registered in the Commonwealth of Pennsylvania on August 7, 2017. The company had been in the planning stages beginning in the fourth quarter of 2016, and its first official order of business was not concluded until February 2018, when it entered into an Agreement with Dent-Chew Brush, LLC (DCB) to purchase the U.S. Patent, Trademark, Prototype Injection Molding Equipment and all related IP pertaining to Clean Bite™, the product. Gallagher founded DCB along with three other Members in January 2009, and an additional nine Members joined over the course of the first year, and he continues to serve as the Managing Member. In January 2012 the majority of investors felt that continued investment and operations should cease. Gallagher, however, continued without compensation because the patent application was still pending, and Kodak and Eastman Gelatine, Inc. were strategic partners. The balance of that year was filled with both disappointment and triumph. The JOBS Act was signed into law spreading false hopes, the patent was awarded, and Kodak sold Eastman Gelatine, Inc. then filed for Chapter 11 protection. For the next three years, Gallagher worked to create endothermic injection molding equipment that heated and cooled the mold cavity, introducing a multitude of needed functions, while encountering and overcoming manufacturing difficulties. Constantly changing small details that prevented a perfect finished product and financing the work by bartering equity for services. The engineering design/build was done by Thomas Holder, one of the DCB Members. Tom holds a BS from California State College (now California State University) in Industrial Arts Education, and a Master's in Industrial Arts from

Millersville University. In the third quarter of 2016 Johnson & Johnson requested a meeting and in that meeting, it was revealed that they had no interest in licensing or the purchasing of the patent. An even bigger surprise was that their interest was not in the domestic market but rather in the developing world where populations did not have reliable potable water. This was the turning point in Gallagher's thought process, … change the business model. It took six months to flesh out a business model that could be supported by a reasonable investment, capitalizing on the knowledge learned that could be expanded on for high volume manufacturing. The business model developed was that of contract manufacturing and it was introduced to the DCB Membership in the summer of 2017. Favorable terms were structured to include a promissory note and royalty payments in sequential order to buy out all assets of DCB except its name. CB will operate as a Franchise Licensing firm, acting to replace the role of a major consumer manufacturing firm. Clean Bite™ by design, holds significant potential to address the needs of so many of the world's disadvantaged populations while finding significant support from the average consumer. CB will develop and oversee every aspect of production protocol in developing regional manufacturing. Sub-Licensing will initially be preferential to the United States. Education: Montgomery County Community College Degree Name AA Field of Study Math Dates attended 1967 – 1969 Activities and Societies: U.S. Army Reserve Medical Corps 1968 - 1974, 361st Gen. Hosp. (Reserve Duty: 09/1968 - 09/1974; Active Duty 01/1969 - 06-1969) St. Joseph's College Field of Study Business Management & Business Law Dates attended 1970 – 1971 Spring Garden Institute Field of Study Civil & Structural Engineering Dates attended 1975 – 1976 Delaware County Community College Field of Study IT: Programming, Network engineering Dates attended 1998 – 2002 – 32 credits Previous 3 Years Work Experience: Dent-chew Brush LLC - Managing Member - 01/2008 - Present

Roman Bielski

Dr. Bielski is a Director of Clean Bite, LLC, and Chemist with expertise in the total synthesis of carbohydrates and pheromones, formation of micro and nanocapsules for the controlled delivery, synthesis of polymers and radio-labeled compounds, ultra-sensitive detection and measurements in biological fluids, food, and petroleum products. Dr. Bielski co-founded several small companies (Petramec, Petrotraces, Attochrom/Biotraces). At present, he is a Senior Scientist in Value Recovery, Inc., one of four partners in Cheminnolab, LLC., Adjunct Professor at the Pharmaceutical Department of the Wilkes University and has been elected a Secretary of the Chemical Consultants Network. Dr. Bielski developed a novel technology enabling the recovery of various waste components (using phase transfer catalysis), a method that economically destroys methyl bromide from fumigations and a novel material formulation for a disposable oral hygiene product based on cross-linked gelatin. Dr. Bielski holds a Master's degree in chemical engineering and a Ph.D. in organic chemistry (with O. Achmatowicz of the Achmatowicz reaction). He was a postdoctoral fellow at Imperial College in London with the Nobel laureate Sir Derek Barton. He worked in academia at Warsaw Agricultural University, Cornell University, and Lehigh University. Dr. Bielski's Work History for the last three years: Biosynthon, Inc.; Co-founder and Partner; 2017 – present and Chemventive, LLC; Partner; 2015 – present.

Thomas Holder

Thomas Holder is a Member of Clean Bite, LLC and he is responsible for the design, and assembly of the first endothermic injection equipment, and will lead in the development of the high-speed endothermic injection equipment. Mr. Holder is also the CEO of Thomas Holder Inc., a design firm he established in 1987. His CAD design expertise includes SolidWorks, the most popular 3D solid modeling software. Mr. Holder holds a BS from California State College (now California University of Pennsylvania) in Industrial Arts Education, and a Master's in Industrial Arts from Millersville University. Mr. Holder has designed, developed and built food production equipment and related plant packaging lines for some of the most familiar food brands in the U.S.

Craig Callaghan

D. Craig Callaghan, Esq. is Clean Bite, LLC's In-House General Counsel. Prior to joining DCB Craig practiced law for more than 25 years as a litigator at top-tier firms in Philadelphia. He has represented clients in business counseling, complex litigation, and alternative dispute resolution. Craig is experienced in handling internal investigations, risk management, labor and employment, trade secrets and mass torts. He has also served as an arbitrator in the Philadelphia County Court of Common Pleas Compulsory Arbitration Program and as a trained certified mediator. His clients included, among others, major pharmaceutical companies and a top five accounting firm. Craig is an honors graduate of Thurgood Marshall School of Law where he graduated top of his class. He has been certified as a trained mediator by the Lancaster Mediation Center. Craig also attended the University of Houston where he obtained his bachelor's degree in English literature. Before attending law school, Craig taught remedial reading to 7th and 8th-grade inner-city students in the Houston Independent School District. Following law school, Craig taught at Villanova University School of Law as a legal writing instructor. Bar Admissions: Texas (Inactive), Pennsylvania, U.S. District Court, Eastern District of Pennsylvania. Craig retired from the practice of law in 2014 to spend more time with family and the pursuit of personal endeavors. In August of 2017 he was approached by John Gallagher to assist in matters pertaining to Clean Bite, LLC's legal structure. The involvement increased over time evolving into his present position as In-House General Counsel.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

John Gallagher

Securities:	680,000
Class:	Units
Voting Power:	68.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Description of Business In January 2009, John Gallagher established Dent-Chew Brush, LLC (DCB) as a licensing firm, and along with 12 other Members, set out to finalize the product design, material formulation, prototype, patent, and trademark Clean Bite™. DCB endured years of setbacks, from Kodak, its strategic partner declaring bankruptcy, the five years to gain the patent, to running out of money and a delayed implementation of the JOBS Act. Then late in 2016, DCB was approached by J&J for a meeting. What was discussed in that meeting changed Gallagher's views on the business model that was being used by DCB. He was advised that companies like J&J had no interest in buying or licensing IP, they were in the business of buying $100M firms to turn them into $1B divisions. It took nine months to formulate and flesh out a business model that controlled costs without constricting the process of scaling, and even longer to structure an amicable purchase of every asset of DCB's, except its name. Clean Bite, LLC was registered in Pennsylvania as of August 2017, but the Agreements to acquire the exclusive rights to DCB's U.S. Patent and all related IP were not concluded until February 2018. The Agreement terms are amenable to both parties while accomplishing the ability to manufacture Clean Bite™, as a consumer manufacturer. Doing it in a way that limits expense, provides revenue and creates an opportunity for others nationally. The tax incentives put into place in December 2017 were unexpected and are extremely favorable to manufacturing firms. By raising the accelerated depreciation to 100% on newly purchased manufacturing equipment in the first year of its production, the business model provides financial benefits never imagined. Clean Bite, LLC will operate as a Franchise Licensing firm, acting to replace the role of a major consumer manufacturer. Clean Bite™ by design, holds significant potential to address the needs of so many of the world's disadvantaged populations while finding significant support from the average consumer. Clean Bite, LLC will develop, and oversee every aspect of production protocol in developing regional manufacturing beginning with its own small production plant. Sub-Licensing will initially be preferential to the United States. As a Franchise Licensor, Clean Bite, LLC will raise equity funding to advance the design of its existing endothermic injection molding into high-speed production equipment to be sold to franchise manufacturers. This business model has multiple income streams: • Franchise Fee • The sale of manufacturing and packaging equipment • premixed patented dry pack material • packaging • Literature • Percentage of gross receipts The use of a single global agent that would handle the applications of Clean Bite™ as a delivery system is being considered to enable market forces that would have immediate applications that could more quickly address known issues. These are the some of the attributes that Clean Bite™ has to offer over its competition. Clean Bite™ The World's Most Advanced Single Use Toothbrush U.S. Patent 8,292,624 • Shaped like a double mouthpiece, the Clean Bite™ contains almost 800 bristles and is a single use toothbrush • Provides 60-90 seconds of utility, and thereafter dissolves and can be ingested or disposed • The dentifrice is contained in four separate reservoirs located on the horizontal plane between the bites and upon first compression, small ports rupture providing equal distribution • Xylitol is a primary component of the dentifrice used in the Clean Bite™ • Bristles are set at 45° to the gum line N.B.: The Clean Bite™ provides perfectly positioned bristles at 45° to better brush the teeth and gums (recommended by the ADA) • Bristles brush the teeth, gingival margin, and tongue • Frontal port enables breathing in the event that the user is congested • Comprised of Gelatin and other GRAS materials • The Clean Bite™, when consumed, may be employed as a delivery system for vitamins, nutrients, medications, and possibly microencapsulated vaccines in developing countries • Water soluble and biodegradable • Comes in different flavors and sizes for both adults and children • 24 times the surface contact area in comparison to the traditional brushes • Both design and material formulation are U.S. Patented • Primary market in the USA is "at risk children" who receive free or reduced cost meals at school and are 3x's more likely to have untreated caries (7+ billion USDA sponsored meals/yr.) • Other Markets: Military, Disaster relief, Travelers, Hospitals, Prisons, Managed Care Facilities, NGO's, Foundations providing support to Developing Nations, et al

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

7. **Material factors that make an investment in Clean Bite, LLC speculative or risky:**

   1. The patent on Clean Bite™ is only enforceable in the United States. As a manufacturing base is established in the U.S. it may potentially meet resistance in foreign markets from new products that are of similar design and function. This might be led by large consumer product manufacturers, that are well financed and capable of expanding more rapidly than Clean Bite, LLC. It could be further compounded by our using a franchise model in foreign locations, recognizing that the competition might be well integrated in the consumer market leaving a foreign investor to question the feasibility of opening a plant facility.

   2. Product testing will be required to determine effectiveness, likely entailing a significant number of iterations to achieve the desired range of 75% to 85% efficacy when compared to traditional brushing. Clean Bite™ is not meant to replace traditional brushing, but making a comparison is the only factual way to show efficacy so that the consumer will understand. The higher the rating the more receptive the buyer, but it will have a cost factor in both time and money, with the possibility of slowing down the projected time to market impacting revenue and cash flow projections. This scenario could impact profits and ultimately the payment of dividends.

   3. The development of high-speed manufacturing equipment is challenging with multiple complexities and there is no compromise when it comes to the need for a high tolerance in the finished product. No one knows better than we do, the complexities of using endothermic injection molding. The issues that need to be resolve often are unknown until they represent a problem in the production process. The difficulties presented can be of singular cause and easier to isolate, but when a combination of elements come together creating a difficulty, the solution can be protracted and time consuming. There is no way to speed-up the analysis without making incremental changes and observing outcomes to rectify the difficulties. When two or more changes are needed, multiple issues may not be apparent. The analysis cannot be sped up and the changes may be cumulative in nature and not necessarily sequential. A failure in some manner may require a mechanical alteration, a change to the critical path, material viscosity, or even a slight change in temperature, to site just a few illustrations.

   4. The high-speed equipment has an estimated speed to produce a single unit. This estimate is based on what is believed to be capable through equipment design, but it is a critical projection that has risk. The projected production rate used in calculating costs for the Pro Forma projections was increased by a factor of 1.5 (or 150%) over the estimated production target for the high-speed equipment to be built. These estimated times and the financial projections are based on present IP but there is risk if the production rate exceeds the design estimate beyond a factor of 1.5. This is a critical consideration in determining whether the built-in factor is sufficient to match the outcome. This analysis of production capability has a background of knowledge to support it but that is not enough to assume that risk has been contained.

   5. Our projected cost and resale value of manufacturing equipment to the franchisee when purchasing a Franchise License has risk. The projected cost to manufacture and resell the manufacturing equipment has risk associated with it because of how it is calculated. In the process of determining these costs and the price points for the franchisee the cost to develop the manufacturing equipment is the item that is unknown. Once that has been accomplish additional equipment will need to be replicated for sale. To accomplish the cost of developing new equipment is somewhat speculative but based on experience, starting with known elements followed by educated presumptions attempting to add a monetary factor of the unknown. That cost estimate for development and building the new equipment is then used to assist in estimating the cost to duplicate the equipment. The reduction in the cost to replicate the manufacturing is substantial in part because of the anticipated cost of development far exceeding the equipment's material cost. This is where the risk is associated with the estimating process because the sum of the parts and labor to assemble them is calculated at a rate that yields good margin, but it is that margin that will be eroded if the calculations are not maintained. The packaging equipment is a known commodity, although specialized, it represents less risk in costs and price point projections.

   6. Major consumer manufacturers will likely respond if Clean Bite™ begins to gain product

acceptance and market share. This response can take the form of reduced pricing on existing products or the introduction of new products that have similarity. There will always be a large element of risk in competing with a major consumer manufacturer because of their size and ability to out spend small competitors in R&D, manufacturing, distribution channels, and marketing campaigns. This risk is only marginalized by speed to market, and a product that represents and improvement to what is then available in the market. This challenge is two-fold even assuming the product is better than the market standard. First, is the product readily available which in Clean Bite's case will depend on the sale of franchise manufacturers and second can it get into the necessary distribution channels? These are considerations that must be addressed and overcome. Clean Bite, LLC has strategies that it intends on implementing to stem this tide, but will hold these methods close to the vest, because of their strategic importance. It is not anticipated that only potential investors will be looking at this documentation, so we will error to the side of caution.

7. Distribution and sales efforts are hurdles for small companies and we are no exception. One risk is compounded when large institutional buyers are fragmented into smaller independent purchasers. The largest market in the U.S. is thought to be at-risk-children, and the meals served at school are paid for by the USDA, however the government does not purchase the meals. The purchasing is all done by the individual school boards and their administrations. This represents a huge sales risk given the number of school districts nationally, and the effort and the number of boots on the ground needed to mount such a sales effort. There are few advantages to be found in this scenario without incurring a tremendous cost. The only thing that is prevalent is that the largest school districts in our major cities have the greatest problem in implementing a program of oral hygiene for students in need. This lowers the number of prospects where major sales can make an impact and derive notoriety. The only other avenue more quickly penetrates this market would be to approach Congress an enlist those Representatives whose constituents have the highest number of at-risk-children in their congressional district's population. In either case the sales effort will need to be significant to reach what is known as the tipping point in discussed I the theory of the diffusion of innovations by Everett Rodgers. Being the biggest market, it also represents the biggest challenge.

8. Clean Bite™ is made of a foodstuff and in comparison, to some competitors it has a disadvantage when it comes to shelf life. This may prove to be a risk when food is on the shelf and competing with something made of plastic. Products however that are identified with fresher breath and a cleaner mouth such as gum, mints or lozenges are also faced with expirations. The fact is that those requiring a different presentation have brand recognition. These are known considerations and concerns that represent a risk to entering some consumer channels. This consideration may speak to the type of distributers a custom to products that have expiration dates that become invalid on the order of six months to one year.

9. With the opening of the in-house plant scheduled in the second quarter of 2019, it is likely that in the absence of sale of a sub-license, or other reason, that Clean Bite, LLC may conduct a second solicitation under SEC Regulation Crowdfunding, as previously described in Section VI, or another appropriate SEC Regulation. This Equity sale will be representative of Series "A" or Series "B" in accordance with the potential events outlined in Section VI. However, should the sale of a sub-license take place prior to the first quarter of 2019, or coincide in near proximity, the need to sell additional equity in Clean Bite, LLC may be averted, or the amount of equity made available for the Series could be reduced.

The Offering

Clean Bite, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,068,000 through an offering under Regulation CF.

Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We plan to use this funding for the design, fabrication, and assembly of the first high-speed endothermic injection molding equipment. This first injection molding machine is intended to be operational by early 2019, and one of four machines that will be used for in-house manufacturing of product that will be tested for efficacy, sold, and used in branding promotions. This small office and plant facility is scheduled to be fully operational in the second quarter of 2019, operating one shift a day and adding a second shift in third quarter of 2019. Additional funding/revenue may be accomplished through the sale of equity or contractual agreement(s). The plant facility is intended to return industry equivalent profits given its size but most importantly it will serve as a model showcase of the injection and packaging equipment, procedural plant operations, equipment maintenance and plant manager training for prospective sub-licensees. Additionally, it will provide an environment that can troubleshoot difficulties that sub-licensees may encounter, by replicating the issue in-house and resolving it, reducing downtime and eliminating potential travel expenses. If this plant is successful it will enable the sale of manufacturing sub-licenses on a regional basis. The initial sub-licensee sales will be for plants with a minimum of 16 injection machines operating two shifts per day, within ninety days of the installation of equipment. Subsequent sales will be made in increments of eight machines, with the smallest being 16 injection machines and up, i.e. 24, 32, 40, … injection machines. The incremental balance equates to a balance between packaging and injection machines. This may change as higher volume packaging machinery is evaluated. We plan that revenue streams from sub-licensees will come from licensing fees, equipment sales, material sales and minimum royalty payments based on gross sales at the Franchisor's Suggested National Accounts Pricing (FSNAP). Actual sale prices may vary above or below the FSNAP, at the discretion of the sub-licensee, but royalty will be audited based on a minimum mandatory production, using the FSNAP, and correlated to the consumption of material. With the opening of the in-house plant scheduled for the first quarter of 2019, it is likely that in the absence of sale of a sub-license, or other reason, that Clean Bite, LLC will need to raise additional capital and may conduct a second solicitation under SEC Regulation Crowdfunding.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,068,000
Less: Offering Expenses	$490	$52,332
Net Proceeds	$9,510	$1,015,668
Compensation for managers	$1,685	$168,240
Contractual Licensing & Royalty Fees	$534	$53,500
Operating Budget	$737	$19,526
Marketing	$172	$17,225
Professional Services: Accounting & Engineering	$3,899	$390,100
Personnel: Admin Assistant & Web/Soc. Media	$215	$21,594
Plant Operations: 4th Q.	$100	$10,000
Health Insurance	$99	$9,900
State & Federal Employment Taxes	$120	$12,039
Cash Reserved for (13th Mo.) 5th Q. Equip. Purchase	$0	$313,544
Cash Reserved for post 60 day expenses	$1,949	$0
Total Use of Net Proceeds	$9,510	$1,015,668

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Clean Bite, LLC must agree that a transfer agent, which keeps records of our outstanding Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $8.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in

Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Units	1,133,500	1,000,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The amount of equity being made available if sold at the full amount permitted under the SEC Regulation Crowdfunding within any 12-month period would not exceed 12% equity of the LLC at its present valuation. That extent of dilution would not limit the degree of control of the founder whose equity would still be more than 59% excluding any proxies. Given that at the present all equity is established at this time through the distribution of only one class of units no securities limit or rights will be diminished in the present round.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted to any investor, a perpetual waiver from the provisions that limit and restrict the ability of a member to transfer units, in Article XII Section 12.2 of the Company's Members Operating Agreement, for all units issued by the Company in this offering (the "Units"). The Company acknowledges that such perpetual waiver enables the Units to trade freely following their sale by us to individual investors on the NetCapital trading platform or otherwise, subject to the regulations of the Securities Act of 1933, as amended.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

At the inception of Clean Bite, LLC all the ownership is concentrated with the company founder and his family. With the sale of units to investors, this concentration will be proportionately diluted through the seed round and any subsequent rounds of investment in exchange of equity. There are multiple issues for investors to evaluate regarding control of the company, and the ability to liquidate their equity in the future. Each unit is equivalent to one vote so the ownership of one vote can be understood to have virtually no impact on the direction of the company or its policies. Beyond this single issue are various stipulations set forth in the Members Agreement that outline specifically how and when Members may liquidate or sell their units. Additionally, as the LLC grows in numbers there will be the creation of a Board of Managers comprised of five Members and this Board will be made up of people with different skill sets and backgrounds that are pertinent to the different facets of the business. The Board of Managers will most often be making the managerial decisions that guide the company with the need of a vote on the part of the overall Membership. The Members Agreement should be read and understood by the investor, and if needed an investor should consult with their attorney or financial advisor if there is a need for clarity. No rewording or objective interpretation of the terms and conditions found in the Members Agreement will be made outside of the Agreement itself. It is reasonable to expect that investors with smaller portions of equity even in a unanimous concentration could not alter the direction of the company. Except perhaps in the event, their opinions expressed were found to have merit, in the sole discretion of the Board of Managers, or on those occasions when a vote of the full Membership is taken.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The valuation is at issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    The investors with a minority ownership in a general sense do not take any greater risk than that of other investors because there is only one class of units. However, there is one situation by example, where minority ownership may be required to sell their units to conform to the will of the majority ownership. This can be found in Article XII, Section 12.5 of the Members Operating Agreement. There may be other situations that are seen as risks by the individual investor that are outlined in the Members Operating Agreement and potentially other risks not foreseen. The need to review an understand the writings contained in the Members Operating Agreement is incumbent upon the investor and if needed a consultation with an Attorney or a CPA is advised.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per unit will be reduced because of dilution, and the market price of our securities, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to raise additional funds through related-party loans. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Dent-Chew Brush, LLC
Amount Outstanding:	$400,000
Interest Rate:	0.0%
Maturity Date:	December 31, 2022

Other Material Terms:

PROMISSORY NOTE FOR VALUE RECEIVED, Clean Bite, LLC., a Pennsylvania company ("Clean Bite") promises to pay to Dent-Chew Brush, LLC., a Pennsylvania company ("Dent-Chew Brush"), the sum of FOUR HUNDRED THOUSAND AND ONE/100 DOLLARS ($400,001.00), in the manner hereinafter stated. Such SUM shall be payable at any designated bank where Dent-Chew Brush has an account, or such other place as the holder of this Note may designate. Article I. PAYMENT TERMS. This NOTE is being executed in connection and simultaneously with the execution of the February 13, 2018, PURCHASE AGREEMENT entered into between Clean Bite and Dent-Chew Brush ("Purchase Agreement"). Pursuant to the relevant portion of Section 1 of such Purchase Agreement pertaining to the payment of the "Purchase Price," Clean Bite will pay such Purchase Price to Dent-Chew Brush according to the following payment schedule: • One Dollar ($1.00) is to be paid to Dent-Chew Brush by Clean Bite upon the signing of this Promissory Note. • One Hundred Thousand Dollars ($100,000) to be paid on a rolling basis to Dent-Chew Brush from the Sale of Equity in Clean Bite calculated as 5% of the investment proceeds. • Three Hundred Thousand Dollars ($300,000) to be paid to Dent-Chew Brush from Clean Bite™ revenue proceeds realized by Clean Bite at the rate of 5% of such revenue actually received by Clean Bite. Such payment to be paid monthly to Dent-Chew Brush following the month in which such revenues are realized by Clean Bite. • At the sole discretion of Clean Bite, Clean Bite may at any time voluntarily accelerate the payment of the Purchase Price. Article II. PURCHASE AGREEMENT. So long as Purchase Agreement remains in effect, Clean Bite shall perform, as and when so required, each and all of the terms and conditions imposed upon Clean Bite in that certain Purchase Agreement by and between Clean Bite and Dent-Chew Brush. Article III. DEFAULT AND ACCELERATION. Clean Bite agrees to pay any late charges permitted by applicable law that Dent-Chew Brush may, in its discretion, charge for late payments. If this Note is not paid in full whenever it becomes due and payable, Clean Bite agrees to pay all costs and expenses of collection, including reasonable attorney's fees. Any of the following shall constitute an event of default ("Event of Default") under this Note: (1) the failure of Clean Bite to make when due any payment required hereunder; (2) the default and/or other failure of Clean Bite to perform any of the other terms and conditions of this Note and/or any of the terms and conditions of the Purchase Agreement, and as to any such default that can be cured, Clean Bite's failure to cure such default within five (5) business days after Clean Bite receives notice thereof or any officer of Clean Bite becomes aware thereof (provided, however, that if the default cannot by its nature, or cannot after diligent attempts by Clean Bite, be cured within such five (5) business day period, and such default is likely to be cured within a reasonable time, then Clean Bite shall have an additional reasonable period of time, not in any case to exceed twenty (20) business days, to attempt to cure such default, and within such reasonable time period the failure to have cured such default shall not be deemed an Event of Default); (3) the occurrence of a material adverse change in Clean Bite's business or financial condition, or if there is an impairment of the prospect of repayment of any amounts due hereunder or under the Purchase Agreement; (4) Clean Bite's assets, or any part or portion thereof, are attached, seized, subjected to a writ or distress warrant, or are levied upon, or come into the possession of any trustee, receiver or person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged or rescinded within ten (10) business days, or if Clean Bite is enjoined, restrained or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of Clean Bite's assets, or if a notice of lien, levy or assessment is filed of record with respect to any of Clean Bite's assets by the United States Government, or any department, agency or instrumentality thereof, or by any state, county, municipal or governmental agency, and the same is not paid within ten (10) business days after Clean Bite receives notice thereof, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by Clean Bite; (5) Clean Bite becomes insolvent, or an insolvency proceeding is commenced by Clean Bite, or an insolvency proceeding is commenced against Clean Bite and is not dismissed or stayed within sixty (60) days of filing. Upon the occurrence of an Event of Default, or the occurrence of an event which, with the giving of notice or a lapse of time, or both, would become an Event of Default under this Note, the entire unpaid principal balance of this Note and all other amounts owing or to be owing under this Note shall, at the option of Dent-Chew Brush, become immediately due and payable, without notice or demand. Failure to exercise the option to accelerate shall not constitute a waiver of the right to exercise same in the event of any subsequent default. Article IV. MISCELLANEOUS. In applying, interpreting and construing this Note and its various provisions, the following shall apply: (a) the terms "hereby", "hereof", "herein", "hereunder", and any similar words, refer to this Note; (b) words in the masculine gender mean and include correlative words of the feminine and neuter genders and words importing the singular numbered meaning include the plural number, and vice versa; (c) words importing persons include firms, companies, associations, general partnerships, limited partnerships, limited liability companies, trusts, business trusts, corporations and legal entities, including public and quasi-public bodies, as well as individuals; (d) the term "Note" refers to this Promissory Note; (e) wherever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Note; (f) the term "business day" shall mean any day that is not a Saturday, Sunday or other day on which banks in the Commonwealth of Pennsylvania are authorized or required to close; and (g) the term "insolvency proceeding" means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement or other relief. Clean Bite waives presentment, demand, protest and notice of dishonor, waives any rights which it may have to require Dent-Chew Brush to proceed against any other person or property, agrees that without notice to any person and without affecting any person's liability under this Note, Dent-Chew Brush, at any time or times, may grant extensions of the time for payment or other indulgences to any person or permit the renewal, amendment or modification of this Note or any other agreement executed and delivered by any person in connection with this Note, or permit the substitution, exchange or release of any security for this Note and may add or release any person primarily or secondarily liable, and agrees that Dent-Chew Brush may apply all moneys made available to it from any part of the proceeds from the disposition of any security for this Note either to this Note or to any other obligation of Clean Bite to Dent-Chew Brush, as Dent-Chew Brush may elect from time to time. No act or inaction of Dent-Chew Brush under this Note shall be deemed to constitute or establish a "course of performance or dealing" that would require Lender to so act or refrain from acting in any particular manner at a later time under similar or dissimilar circumstances. This Note shall be deemed to have been executed and delivered in the Commonwealth of Pennsylvania regardless of where the signatories may be located at the time of execution and shall be governed by and construed in accordance with the substantive laws of the Commonwealth of Pennsylvania, excluding, however, the conflict of law provisions thereof. Borrower to the extent permitted by law waives any right to a trial by jury in any action arising from or related to this Note. (Signatures Contained On Next Page) The undersigned has executed this Note effective as of the 13th day of February 2018. CLEAN BITE, LLC: By: Name: John H. Gallagher, Jr. Title: Managing Director

25. **What other exempt offerings has Clean Bite, LLC conducted within the past three years?**

   None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
John H. Gallagher, Jr.	Managing Director	The purchase of a Patent and IP from Dent-Chew Brush, LLC	$400,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Clean Bite, LLC has been able to start in business with a modest investment of owners' equity, while initiating the licensing and purchase of significant value under favorable terms. As a startup, the firm begins its endeavor on a sound footing comprised of a U.S. Patent, a fully developed prototype, machine knowledge to enable its production, a U.S. Trademark and a team that is responsible for having acquired all the related IP over the last nine years. The buyout of Dent-Chew Brush, LLC assets, has enabled Clean Bite, LLC to operate with full control of the mentioned IP valued at $8.4M, in support of its establishing a global Franchise Manufacturing firm. The structured purchase affords a low threshold to entry while utilizing investment funding and subsequent revenue streams to expand the business rather than an upfront acquisition of assets. Investors funds will provide the development of proprietary highspeed manufacturing machinery that will provide the foundation of the franchise model and multi-streams of revenue. We believe the milestones of equipment development at a cost estimated at $400,000, followed by the opening of the first plant facility, company-owned and operated estimated at a cost of $200,000, will provide value well beyond the investment. We believe completion of these two milestones within the first five quarters of operations will establish the opportunity for franchisees to acquire a manufacturing business that provides significant ROI, in addition to the accelerated depreciation at 100% in the year the manufacturing equipment is put in service. The third milestone is the sale of franchises providing franchise fees, equipment sales, material sales, packaging and a percentage of annual gross receipts. With a potential domestic market in the hundreds of millions, the intent is to expand in a controlled way but still with an expectation of developing more millions of dollars in annual revenue by 2022 year end. The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Clean Bite, LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Product: Clean Bite™ is a remarkable single-use toothbrush like nothing else on the market. Made of a gelatin foodstuff, it is shaped like a mouthpiece, has 800+/- bristles throughout the upper and lower bite channels and across the palate arch. It has four reservoirs that rupture on compression, distributing the dentifrice equally. Chewing it gently for 60 to 90 seconds of utility brushes the teeth, gingival margins, and tongue, then it dissolves and can be fully ingested. Its ability to be fully ingested enables its secondary use as a delivery system for vitamins, therapeutics, medications, and encapsulated vaccines (or API's, Active Pharmaceutical Ingredient) for populations in the developing world. Enabling Clean Bite™ to be further developed and tested for efficacy to gain optimization is a process that can be achieved, with the outcome benefiting hundreds of millions of people around the world. More can be found elsewhere on this site that fully illustrates the attributes of Clean Bite™. Gallagher in the 1st person and the Why? I conceptualized Clean Bite™ while serving as an Army Medic on an amputee ward during the Vietnam War. I called it Dent-Chew Brush, and its purpose was to enable soldiers who had lost the ability to brush their teeth, to do so without assistance, then have it dissolve after its utility. At the time I was in college and although the design was virtually complete in my mind's eye, how to make it and of what material was not in the realm. As a reservist serving in an Army Hospital, it was humbling, rewarding, and brought a pride in wearing our country's uniform beyond anything ever imagined. Every aspect of care from vital signs, to handling bodily functions, to feeding, and especially wound care came with a sense of gratification beyond measure. One patient out of all of them left an indelible memory so significant that it was decades before it was ever discussed with anyone. In July of 2008, at 60 years of age, it was time to make Clean Bite™ a reality so I found Roman Bielski, Ph.D. who agreed to work on what was simply described as a gelatin formulation. Dr. Bielski holds a Master's degree in chemical engineering and a Ph.D. in organic chemistry and is responsible for the material formulation from which Clean Bite™ is made. This accomplishment earned him the recognition of co-inventor. This was followed by investors in January 2009 discussed above. In 2013 there was little to hope for, no money or even prospect that the JOBS Act would ever be implemented, a failed SBIR Grant Application with NIH (2010), despite having been joined by Creighton University School of Dentistry, The University of Maryland Dental School, Kodak and bilateral support in both the U.S. House of Representatives and the U.S. Senate. It was a bleak time and one that called for contemplating quitting. Then there was an email from my sister, a retired Navy Nurse and Vietnam Veteran. No words of introduction just a pictorial that started with a handsome young sailor in his dress whites, followed by pictures with his girlfriend and others, then in a combat theater. Then in a field hospital as a quad-amputee, and it was what I had seen decades before. The memory and the emotions were raw, they had never left me, they were just under the surface like it was yesterday. On the first occasion the young soldier was my only charge for two days, and although I did everything I was trained to do, I was unable to talk. Nothing seemed appropriate, where he was from, will your family be coming to see you, even good morning seemed intrusive. For two days I failed this patient, soldier, and the person, in a way that I will never forget. So, I contacted the young sailor, Navy Petty Officer 2nd Class Taylor Morris, from a picture of him under a "welcome home" greeting on the movie theater's marquee in his hometown. Through his girlfriend, Danielle Kelly (now his wife), I told him who I was, the impact that he had on me and why. I told him my dream of making Clean Bite™ a reality, and that it was time to quit. Danielle writing for Taylor said that he had not quit and that he didn't want me to quit either. I wrote back and agreed. Years later I asked Taylor if I could tell this story using his name, and his response was "Sounds, great." Now, approaching ten years from when Dr. Bielski, and I, and later Tom Holder, began working together there is a known achievement that one would have had to witness to understand. The trials, frustrations, disappointments, successes, failure and ultimately goals met, all seem to be like old friends that have made you better at what you do. As an LLC we are selling units, the minimum investment is $80. Regardless of the method of valuation, it is less science and more an educated guess. To determine our value, we have evaluated: • the market to include its size, • the health issues of specific populations to be addressed, • duplicity in application, • global vs. only domestic sales, • franchise manufacturing vs. independent manufacturing, • protection of a design patent including material formulation, • design and building of proprietary manufacturing equipment (first ever for endothermic injection production of a high tolerance finished product), • multiple revenue streams to include manufacturing and packaging equipment sales and leasing, • sale of raw material, • franchise fees and • percentage of gross franchise revenue. Video Transcript: "Meet John Gallagher, the Managing Director of Clean Bite LLC and the inventor of Clean Bite. John has two questions he is asking everyone. First, are you one of the billions of people who begins and ends each day using a brush, toothpaste, and water before leaving home and going to bed at night? Or do you ever wish you could brush again throughout the day? You know, after having coffee, a lunch that stays on your breath, or after a habit like smoking that gum and mints don't quite do enough to remedy before your next big meeting, or sitting beside someone in a car, bus, train, or even worse, on a plane. If your answer was yes, then we want to introduce you to the Clean Bite. The better answer to your morning, midday brushing routine away from home. You see, Clean Bite is a toothbrush that looks like a mouthpiece but in fact has 800 bristles lining the bite channels, as well as wells across the palate arch. It also has four reservoirs of dentrifice that rupture and equally distributes dentrifice throughout the bite channels. All you need to do is place it in your mount and gently chew for the 60-90 seconds of utility while it brushes your teeth, gingival margin, and tongue. After that time it begins to break down, dissolves, and can be swallowed in its entirety because it is made of a formulation comprised of gelatin, and other GRAS materials used in foodstuffs. So, now no matter where you are, you can brush discretely outside your home without the need of a brush, paste, or water to rinse. Oh, and by the way it also contains 5-6 grams of protein that is inherent to the collagen. Clean Bite is also inexpensive. And in developing nations will deploy in its second purpose as a delivery system for vitamins, therapeutics, medicines, and encapsulated vaccines. This brings us to the second question. Will you be one of the hundreds of people, out of the billions of people mentioned, who will be the next equity investors in Clean Bite LLC, because Clean Bite has begun a general solicitation campaign for the sale of equity under regulation crowdfunding by authority of the Security and Exchange Commission of the United States of America. If you want an investment that creates jobs, is socially responsible, and sustainable, you may have just found it. For more information find us on Netcapital.com or at cleanbitetm.com or email us at investment@cleanbitetm.com. If you could, would you brush your teeth right now?"

The following documents are being submitted as part of this offering:

Governance:
   Certificate of Formation: certificateofformation.pdf
   Operating Agreement: operatingagreement.pdf
Opportunity:
   Offering Page JPG: offeringpage.jpg
   Pitch Deck: pitchdeck.pdf
Financials:
   Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.cleanbitetm.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.